 Filed pursuant to Rule 253(g)(2)

File No. 024-10810

EMERALD HEALTH PHARMACEUTICALS INC.

Offering Circular Supplement No. 2

to the Offering Circular qualified on March 29, 2018

Dated: March 4, 2019

This offering circular supplement no. 2 (this “Supplement”) relates to the offering circular of Emerald Health Pharmaceuticals Inc. (the “Company,” “we,” “us,” or “our”), dated March 27, 2018, as qualified by the Securities and Exchange Commission on March 29, 2018, as supplemented by the offering circular supplement no. 1, dated January 25, 2019 (the “Offering Circular”), relating to the Company’s Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended, pursuant to which we are offering up to 10,000,000 shares of our Common Stock, par value $0.0001 per share, at a purchase price of $5.00 per share on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to provide updated disclosure regarding minimum investment.

PLAN OF DISTRIBUTION & SELLING SECURITYHOLDERS

The Company reserves the right to impose a minimum investment per investor of $5,000. However, this minimum may be waived on a case by case basis in the Company’s discretion.

WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER THE FINAL OFFERING CIRCULAR AS SUPPLEMENTED HEREBY BY SENDING YOU A NOTICE WITHIN TWO (2) BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Offering Circular Supplement is March 4, 2019